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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ----------------

                                SCHEDULE 14D-1
                            TENDER OFFER STATEMENT
                              (AMENDMENT NO. 23)
      PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                               ----------------

                                ITT CORPORATION
                           (NAME OF SUBJECT COMPANY)

                           HILTON HOTELS CORPORATION
                                HLT CORPORATION
                                   (BIDDER)

                          COMMON STOCK, NO PAR VALUE
  (INCLUDING THE ASSOCIATED SERIES A PARTICIPATING CUMULATIVE PREFERRED STOCK
                               PURCHASE RIGHTS)
                        (TITLE OF CLASS OF SECURITIES)
                                   450912100
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                               ----------------

                                MATTHEW J. HART
              EXECUTIVE VICE PRESIDENT & CHIEF FINANCIAL OFFICER
                           HILTON HOTELS CORPORATION
                            9336 CIVIC CENTER DRIVE
                        BEVERLY HILLS, CALIFORNIA 90210
                                (310) 278-4321
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                    AND COMMUNICATIONS ON BEHALF OF BIDDER)
                               ----------------

                                WITH A COPY TO:
                           STEVEN A. ROSENBLUM, ESQ.
                        WACHTELL, LIPTON, ROSEN & KATZ
                              51 WEST 52ND STREET
                           NEW YORK, NEW YORK 10019
                           TELEPHONE: (212) 403-1000
                               ----------------

                           CALCULATION OF FILING FEE
                 TRANSACTION VALUATION* AMOUNT OF FILING FEE**
                        $4,280,183,250       $856,037

* For purposes of calculating the filing fee only. This calculation assumes the purchase of 61,145,475 shares of Common Stock, no par value, of ITT Corporation and the associated Series A Participating Cumulative Preferred Stock Purchase Rights at $70 net per share in cash.
** The amount of the filing fee, calculated in accordance with Rule 0-11(a) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by HLT Corporation for such number of shares.

[X]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid: $672,601
  Filing Party: Hilton Hotels Corporation
  Form of Registration No.: Schedule 14D-1 (005-44647)
  Date Filed: January 31, 1997

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

                                 SCHEDULE 14D-1

  I.   NAMES OF REPORTING PERSONS:
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       HILTON HOTELS CORPORATION
       36-2058176
---------------------------------------------------------------------------------
  II.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
       (a) [_]
       (b) [X]
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 III.  SEC USE ONLY
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  IV.  SOURCE OF FUNDS:BK, WC
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  V.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(e) OR 2(f):
       [_]
---------------------------------------------------------------------------------
  VI.  CITIZENSHIP OR PLACE OF ORGANIZATION:DELAWARE
---------------------------------------------------------------------------------
 VII.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
       EACH REPORTING PERSON
       315,500 Shares. See Section 8 of the Offer to Purchase, dated January 31,
       1997, filed as Exhibit (a)(1) to this Schedule 14D-1.
---------------------------------------------------------------------------------
 VIII. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
       CERTAIN SHARES                           [_]
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  IX.  PERCENT OF CLASS REPRESENTED BY AMOUNT
       IN ROW (7)
       0.3%
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  X.   TYPE OF REPORTING PERSON  HC AND CO

                                 SCHEDULE 14D-1

  A.  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      HLT CORPORATION
      95-4613538
--------------------------------------------------------------------------------
  B.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
      (a) [_]
      (b) [X]
--------------------------------------------------------------------------------
  C.  SEC USE ONLY
--------------------------------------------------------------------------------
  D.  SOURCE OF FUNDS:AF
--------------------------------------------------------------------------------
  E.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(e) OR 2(f):
      [_]
--------------------------------------------------------------------------------
  F.  CITIZENSHIP OR PLACE OF ORGANIZATION      DELAWARE
--------------------------------------------------------------------------------
  G.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
      EACH REPORTING PERSON                     100 Shares
--------------------------------------------------------------------------------
  H.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
      CERTAIN SHARES                           [_]
--------------------------------------------------------------------------------
  I.  PERCENT OF CLASS REPRESENTED BY AMOUNT
      IN ROW (7)
      0.0%
--------------------------------------------------------------------------------
  J.  REPORTING PERSON  CO

  This Amendment No. 23 to the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission (the "Commission") on January 31, 1997 (the "Schedule 14D-1") relates to the offer by HLT Corporation (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Hilton Hotels Corporation, a Delaware corporation ("Parent"), to purchase 61,145,475 shares of Common Stock, no par value, of the Company (the "Common Stock"), or such greater number of shares of Common Stock which, when added to the number of shares of Common Stock owned by the Purchaser and its affiliates, constitutes a majority of the total number of shares of Common Stock outstanding on a fully diluted basis as of the expiration of the Offer (as defined herein) and unless and until validly redeemed by the Board of Directors of the Company, the Series A Participating Cumulative Preferred Stock Purchase Rights (the "Rights") associated therewith and issued pursuant to the Rights Agreement, dated as of November 1, 1995, between the Company and The Bank of New York, as Rights Agent, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 31, 1997 (the "Offer to Purchase"), a copy of which is attached as Exhibit (a)(1) to the
Schedule 14D-1, as supplemented by the Supplement thereto, dated August 7, 1997 (the "Supplement"), which is attached as Exhibit (a)(21), hereto and in the related Letters of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"), at a purchase price of $70 per share (and associated Right), net to the tendering stockholder in cash, without interest thereon.

  Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase, the Supplement and the Schedule 14D-1.

ITEM 1. SECURITY AND SUBJECT COMPANY.

  Item 1(b) is hereby amended and supplemented by reference to the Introduction and Section 1 of the Supplement, which Introduction and Section 1 are incorporated herein by reference.

  Item 1(c) is hereby amended and supplemented by reference to Section 2 of the Supplement, which Section 2 is incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

  Item 3(b) is hereby amended and supplemented by reference to Section 6 of the Supplement, which Section 6 is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  Item 4 is hereby amended and supplemented by reference to Section 5 of the Supplement, which Section 5 is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

  Item 5 is hereby amended and supplemented by reference to the Introduction,
Section 1, and Section 8 of the Supplement, which Introduction, Section 1, and
Section 8 are incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

  Item 9 is hereby amended and supplemented by reference to Section 4 of the Supplement, which Section 4 is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

  Items 10(b) and (c) are hereby amended and supplemented by reference to
Section 7 of the Supplement, which Section 7 is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

  (a)(21) Supplement to Offer to Purchase, dated August 7, 1997.

  (a)(22) Revised Letter of Transmittal.

  (a)(23) Revised Notice of Guaranteed Delivery.

  (a)(24) Revised Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

  (a)(25) Revised Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

  (a)(26) Revised Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

  (a)(27) Summary Advertisement as published on August 7, 1997.

  (a)(28) Text of Press Release, dated August 6, 1997, issued by Parent.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 7, 1997

                                          HLT CORPORATION


                                          By: /s/ Arthur M. Goldberg
                                             ----------------------------------
                                          Name: Arthur M. Goldberg
                                          Title: President

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 7, 1997

                                          HILTON HOTELS CORPORATION


                                          By: /s/ Matthew J. Hart
                                             ----------------------------------
                                          Name: Matthew J. Hart
                                          Title: Executive Vice President

                                 EXHIBIT INDEX

 EXHIBIT
   NO.   DESCRIPTION
 ------- -----------
 (a)(21) Supplement to Offer to Purchase, dated August 7, 1997.
 (a)(22) Revised Letter of Transmittal.
 (a)(23) Revised Notice of Guaranteed Delivery.
 (a)(24) Revised Letter from the Dealer Manager to Brokers, Dealers, Commercial
         Banks, Trust Companies and Other Nominees.
 (a)(25) Revised Letter to Clients for use by Brokers, Dealers, Commercial
         Banks, Trust Companies and Other Nominees.
 (a)(26) Revised Guidelines for Certification of Taxpayer Identification Number
         on Substitute Form W-9.
 (a)(27) Summary Advertisement as published on August 7, 1997.
 (a)(28) Text of Press Release, dated August 6, 1997, issued by Parent.